Exhibit 99.1

Fiera Real Estate Rooftop Solar Project in Alberta Under Construction by SolarBank Advances

● USD$7.0 billion of commercial real estate managed by Fiera Real Estate

● The project represents SolarBank’s first construction project for Fiera, with more expected in the future

Toronto, Ontario, July 25, 2024 — SolarBank Corporation (Nasdaq: SUUN; Cboe CA: SUNN; FSE: GY2) (“SolarBank” or the “Company”) is pleased to announce that it has advanced construction on the 1.4 MW DC rooftop solar project for Fiera Real Estate (“Fiera”) in Alberta (the “Project”) as a pilot project. This Project is expected to operate as a “Small Scale Generator”. Construction mobilization began on July 15, 2024, marking the commencement of significant progress. We have already received some major equipment deliveries at the site and initiated preparations for construction. This includes the installation of scaffolding, setting up roof staging, and preparing the roof for loading solar materials. Construction of the Project is expected to be completed in November 2024.

The Company, with the support of Zathura Investments, is providing development and EPC services under an EPC agreement with Fiera and expects to complete additional projects for Fiera in the future. This initial Project is part of Fiera’s commitment to its Net Zero Pathway where its funds have established targets of Net Zero Carbon by 2040.

Locally the Alberta government report that during 2023 there were a total of 1,092 wildfires burning a record 2.2-million hectares. As climate change is increasing the risk of wildfires, the Company and Fiera are aligned that renewable energy projects that help to decarbonize the grid are an important step in combatting climate change.

Fiera Real Estate is a leading investment management company with offices in North America and Europe and a team of over 80 employees. The firm globally manages over USD$7.0 billion of commercial real estate through a range of investment funds and accounts as at December 31, 2023. The highly diverse nature of its portfolio – in terms of both geographies and types of properties – combined with a range of high-quality strategies provides investors with opportunities to diversify their exposure and customize their investment experience within the real estate asset class.

Fiera Real Estate is wholly owned by Fiera Capital Corporation, a leading independent global asset management firm with more than USD122.1 billion of AUM as at December 31, 2023. Fiera Capital provides Fiera Real Estate with access to global investment market intelligence, which enhances its ability to innovate within a framework that emphasizes risk assessment and mitigation.

There are several risks associated with the development of the Project. The development of any project is subject to the risks associated with the construction of a solar power project. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar power, which could result in future projects no longer being economic. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the statements in this press release.

About SolarBank Corporation

SolarBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading solar markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 70 megawatts built. To learn more about SolarBank, please visit www.solarbankcorp.com.

For further information, please contact:

SolarBank Corporation

Tracy Zheng

Email: tracy.zheng@solarbankcorp.com

Phone: 416.494.9559

About Zathura Investments

Zathura Investments is a trusted partner of landlords across North America, supporting their commercial and industrial sustainability efforts. Working with various strategic partners Zathura has been at the forefront of renewable energy opportunities since the early 2000s with a focus on solar, battery storage and EV charging installations. To learn more about Zathura please visit www.zathurainvestments.com

For further information, please contact:

Zathura Investments

Aaron Rotenberg

Email: aaron@zathurainvestments.com

Phone: 416.559.8676

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies the expected energy production from the solar power project mentioned in this press release; the reduction of carbon emissions; the expected timeline to completion construction of the Project; and the completion of additional projects with Fiera. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of COVID-19 on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.